Exhibit 99.4

AGREEMENT FOR ASSIGNMENT OF LICENSE FEE PAYMENT RIGHT AND GUARANTEE BENEFIT

Exhibit 99.4

THIS AGREEMENT is made on the 31st day of March 2026

BETWEEN:

(1)
Maxeon Solar Pte. Ltd. (Company Registration number: 202010491K), a company incorporated in Singapore with its registered office at 1A INTERNATIONAL BUSINESS PARK, #05-01, SINGAPORE 609933 (the "Assignor"); and

(2)
Maoxing Holdings Corporation (Company Registration Number: 1996584), a company incorporated in British Virgin Islands with its registered office at OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands (the "Assignee").

(together, the "Parties" and each a "Party")

BACKGROUND:

(A)
The Assignor is the licensor under a Patent License Agreement dated 5 February 2026 (the "License Agreement") entered into between the Assignor (as licensor) and Shanghai Aiko Solar Energy Co., Ltd. (the "Licensee") in respect of licenses under certain patents and patent applications owned by the Assignor.

(B)
Pursuant to the License Agreement, the Licensee is obligated to pay, inter alia, license fees to the Assignor.

(C)
An installment payment in the amount of RMB 100,000,000 (Renminbi One Hundred Million) (the "License Fee Payment") is due and payable by the Licensee to the Assignor on 30 April 2026 under Clause 3.1 of the License Agreement.

(D)
Pursuant to Clause 3.2 of the License Agreement, the Assignor has designated the Assignee in writing as the payee for payments under the License Agreement, including the License Fee Payment, and the Licensee has been directed to make such payments to the Assignee.

(E)
Pursuant to a Guarantee dated 5 February 2026 (the "Guarantee") given by CHEN GANG (the "Guarantor") in favor of the Assignor, the Guarantor has guaranteed the performance of the Licensee's obligations and guaranteed the payment of all sums due by the Licensee under the License Agreement, including the License Fee Payment.

(F)
The Assignor wishes to assign to the Assignee, and the Assignee wishes to accept, the absolute legal and beneficial right, title and interest in and to the License Fee Payment on the terms and conditions set out in this Agreement.

(G)
The Assignee has agreed to pay RMB 55,000,000.00 to the Assignor as consideration for the assignment in three instalments as set out in this Agreement.

Exhibit 99.4

NOW IT IS AGREED as follows:

1.
DEFINITIONS AND INTERPRETATION

1.1.
Definitions

In this Agreement, unless the context otherwise requires:

"Business Day" means a day (other than a Saturday, Sunday or public holiday) on which banks are generally open for business in Hong Kong;

"Business Day of Mainland China" means a day other than a Saturday, Sunday or public holiday of Mainland China;

"Consideration" means the total sum of RMB 55,000,000.00 payable by the Assignee to the Assignor in accordance with Clause 2.3;

"Execution Date" means the date of this Agreement;

"First Instalment" means a sum equaling 50% of the Consideration being the first instalment of the Consideration payable on the Execution Date in accordance with Clause 2.3(1);

"Guarantee Benefit" means all of the Assignor's rights, title, interest and benefit under the Guarantee in respect of the License Fee Payment, including without limitation:

(1)
the right to demand, claim, recover and receive payment from the Guarantor of the License Fee Payment (or any unpaid portion thereof);

(2)
the right to enforce the Guarantee against the Guarantor in respect of the License Fee Payment;

(3)
the right to claim and recover from the Guarantor:

(a)
any late payment charges under Clause 3.5 of the License Agreement in respect of the License Fee Payment;

(b)
the Accelerated Payment Entitlement (as defined hereinbelow) under Clauses 8.4(c)(i), 11.1 and 11.2 of the License Agreement if such acceleration occurs due to the Licensee's failure to pay the License Fee Payment or the Licensee's insolvency;

(c)
the Compensatory Fee Entitlement (as defined hereinbelow) under Clause 8.4(c)(ii) of the License Agreement if the Assignor terminates the License Agreement due to the Licensee's failure to pay the License Fee Payment;

(4)
the right to serve demands and enforcement notices on the Guarantor in respect of the License Fee Payment;

Exhibit 99.4

(5)
the right to sue and commence proceedings against the Guarantor to enforce payment of the License Fee Payment;

(6)
the right to prove in any insolvency proceedings of the Guarantor for any unpaid amounts of the License Fee Payment;

(7)
all remedies, powers and rights available under the Guarantee, at law or in equity in respect of the License Fee Payment; and

(8)
all other rights and benefits under the Guarantee that relate to the License Fee Payment;

“Payee Capacity” means the capacity in which the Assignee receives payment from the Licensee under the License Agreement as the payee designated by the Licensor, subject to the terms of this Agreement and directions of the Assignee under any other existing or subsequent instruments.

"Payment Right" means the Assignor's entire legal and beneficial right, title and interest in and to receive the License Fee Payment from the Licensee under the License Agreement, including all rights to demand, sue for, recover, enforce and give receipts and discharges for the License Fee Payment from the Licensee, including without limitation:

(1)
the right to claim and recover late payment charges under Clause 3.5 of the License Agreement in respect of late payment of the License Fee Payment;

(2)
the right to receive any accelerated payment corresponding to any unpaid balance of the License Fee Payment (Assignee's Entitlement = License Fee Payment - amount already paid by the Licensee to the Assignee in respect of License Fee Payment) under Clauses 8.4(c)(i), 11.1 and 11.2 of the License Agreement (the “Accelerated Payment Entitlement”) if such acceleration occurs due to the Licensee's failure to pay the License Fee Payment or the Licensee's insolvency;

(3)
the right to receive any compensatory fee in proportion to any unpaid balance of the License Fee Payment (Assignee's Entitlement = (unpaid balance of the License Fee Payment ÷ unpaid Total License Fee as defined under the License Agreement) × RMB 10,000,000) under Clauses 8.4(c)(ii) of the License Agreement (the “Compensatory Fee Entitlement”) if the Assignor terminates the License Agreement due to the Licensee's failure to pay the License Fee Payment;

(4)
the right to prove in any insolvency, bankruptcy, winding up or similar proceedings of the Licensee for any unpaid amounts of the License Fee Payment; and

(5)
all other rights, remedies and benefits under the License Agreement that are ancillary or incidental to the collection and recovery of the License Fee Payment as a debt owed by the Licensee;

Exhibit 99.4

"Second Instalment" means a sum equaling 25% of the Consideration being the second instalment of the Consideration payable on the Second Instalment Date in accordance with Clause 2.3(2);

"Second Instalment Date" means the date falling 14 days after the Execution Date;

"Third Instalment" means a sum equaling 25% of the Consideration being the third instalment of the Consideration payable on the Third Instalment Date in accordance with Clause 2.3(3);

"Third Instalment Date" means the date falling 28 days after the Execution Date.

1.2.
Interpretation

(1)
References to clauses and schedules are to clauses of and schedules to this Agreement.

(2)
The headings in this Agreement are for convenience only and shall not affect its interpretation.

(3)
References to any statutory provision include any modification, amendment, extension or re-enactment thereof.

(4)
Words importing the singular include the plural and vice versa.

(5)
References to "RMB" and “CNY” are to Renminbi, the official currency of the People’s Republic of China.

(6)
References to "USD" are to United States dollar, the official currency of the United States of America.

(7)
Where the last day for performance of an obligation falls on a day which is not a Business Day, the time for performance shall be extended to the next Business Day.

2.
ASSIGNMENT AND CONSIDERATION

2.1.
Absolute Assignment

In consideration of the payment of the Consideration by the Assignee to the Assignor in accordance with Clause 2.3, the Assignor hereby assigns to the Assignee absolutely:

(1)
the Payment Right; and

Exhibit 99.4

(2)
the Guarantee Benefit,

to hold the same unto the Assignee absolutely, with effect from the Execution Date.

2.2.
Nature of Assignment

The Parties agree and acknowledge that:

(1)
This assignment is an absolute assignment of the Payment Right;

(2)
Following this assignment:-

(a)
The Assignee is the sole and absolute legal and beneficial owner of the Payment Right; and

(b)
The Assignor retains no interest whatsoever in the Payment Right or the License Fee Payment;

(3)
This assignment does not constitute an assignment of the License Agreement itself or any other rights or obligations under the License Agreement, save for the Payment Right;

(4)
The Assignor remains the licensor under the License Agreement and retains all rights, powers, and obligations under the License Agreement other than the Payment Right;

(5)
In respect of license fees and any other sums payable by the Licensee under the License Agreement other than the License Fee Payment, the Assignee in the Payee Capacity shall remain the designated payee of the Licensor to receive such sums from the Licensee;

(6)
The assignment is immediate and unconditional, and is not subject to or conditional upon payment of the Consideration or any instalment thereof. The obligation to pay the Consideration is a separate contractual obligation of the Assignee which does not affect the validity or effectiveness of the assignment;

(7)
This assignment does not constitute an assignment of the Guarantee itself or any other rights or benefits under the Guarantee, save for the Guarantee Benefit;

(8)
The Assignor remains the beneficiary under the Guarantee in respect of all obligations other than those relating to the License Fee Payment;

(9)
Following this assignment:

(c)
the Guarantor's obligations under the Guarantee in respect of the License Fee Payment are owed directly to the Assignee; and

Exhibit 99.4

(d)
the Assignor has no authority to release, waive, vary, compromise or deal with the Guarantor's obligations under the Guarantee in respect of the License Fee Payment.

(10)
This assignment is made in accordance with Section 9 of the Law Amendment and Reform (Consolidation) Ordinance (Cap. 23 of the Laws of Hong Kong).

2.3.
Consideration and Payment Terms

The total Consideration of RMB 55,000,000.00 shall be paid by the Assignee to the Assignor in USD equivalent in the following manner:

(1)
The Assignee shall pay the First Instalment in its USD equivalent to the Assignor on the Execution Date.

(2)
The Assignee shall pay the Second Instalment in its USD equivalent to the Assignor on or before the Second Instalment Date.

(3)
The Assignee shall pay the Third Instalment in its USD equivalent to the Assignor on or before the Third Instalment Date.

(4)
The exchange rate for each instalment shall be the USD/CNY central parity rate published by the China Foreign Exchange Trade System (CFETS) at 9:15 AM (Beijing time) on the last Business Day of Mainland China of the month immediately preceding the payment due date.

2.4.
Payment Arrangement

The Parties agree and acknowledge that, despite the assignment of the Payment Right to the Assignee:

(1)
The Assignor and the Assignee shall give a joint written notice to the Licensee that, following the assignment, the Licensee shall pay the License Fee Payment to the Assignee by paying RMB 100,000,000 to the Assignee in the Payee Capacity on or before 30 April 2026;

(2)
The Assignee will, in the Payee Capacity, receive the License Fee Payment from the Licensee and to deal with all or any part of the License Fee Payment so received as the Assignee’s own assets ;

(3)
The Assignor has no right to direct or receive any part of the License Fee Payment. If the Assignor receives any amount, it shall hold it on trust for the Assignee and immediately transfer it to the Assignee in the Payee Capacity;

(4)
Payment of the License Fee Payment by the Licensee to the Assignee in the Payee Capacity shall constitute full and valid discharge of the

Exhibit 99.4

Licensee's obligation to pay the License Fee Payment.

2.5.
If the Licensee fails to settle the License Fee Payment in full on or before 30 April 2026, the Assignee is entitled to withhold any further performance in respect of payment of the Second Instalment and/or Third Instalment, to the extent not yet paid, as the case may be, until the 5th Business Day after the date on which the Licensee fully settles the License Fee Payment.

2.6.
If, within 60 Business Days of the Execution Date:-

(1)
the Assignment Notice cannot be effectively served on the Licensee in accordance with Clause 4 of this Agreement; or

(2)
the Guarantee Assignment Notice cannot be effectively served on the Guarantor in accordance with Clause 5 of this Agreement,

the Assignor shall, upon written demand by the Assignee, immediately return all Consideration having been paid by the Assignee within 5 Business Days after the receipt of such demand, together with interest calculated at 8% per annum from the date of payment to the date of return.

3.
WARRANTIES AND OBLIGATIONS

3.1.
The Assignor represents and warrants to the Assignee that:

(1)
The Assignor has obtained all necessary internal approvals and authorisations required to execute this Agreement and perform the assignment contemplated herein, including but not limited to any required board resolutions or shareholder approvals;

(2)
The Assignor is the sole legal and beneficial owner of the Payment Right and has full right, power and authority to assign the Payment Right to the Assignee;

(3)
The Payment Right is free from all liens, charges, encumbrances, equities, claims and third-party rights of any nature;

(4)
The License Agreement is in full force and effect and has not been terminated, amended, varied, supplemented or rescinded;

(5)
There are no set-offs, counterclaims, cross-claims or defences available to the Licensee in respect of the License Fee Payment;

(6)
The Assignor is the sole legal and beneficial owner of the Guarantee Benefit and has full right, power and authority to assign the Guarantee Benefit to the Assignee;

(7)
The Guarantee Benefit is free from all liens, charges, encumbrances,

Exhibit 99.4

equities, claims and third-party rights of any nature; and

(8)
The Guarantee is in full force and effect and has not been terminated, discharged, amended, varied, supplemented or rescinded;

(9)
The Guarantor has not been released or discharged from its obligations under the Guarantee in respect of the License Fee Payment;

(10)
There are no circumstances which would entitle the Guarantor to avoid or limit its liability under the Guarantee in respect of the License Fee Payment;

(11)
No demand has been made on the Guarantor under the Guarantee in respect of the License Fee Payment, and no proceedings have been commenced against the Guarantor to enforce the Guarantee in respect of the License Fee Payment.

3.2.
The Assignor covenants to the Assignee that:

(1)
It shall not take any action that would undermine, prejudice or interfere with the Assignee's rights under this Agreement; and

(2)
It shall, at its own cost, execute and do all such further deeds, documents, assurances, acts and things as may be necessary to perfect the assignment contemplated by this Agreement and to enable the Assignee to enforce and enjoy the full benefit of the Payment Right and the Guarantee Benefit at the request of the Assignee, including joining in any legal proceedings if necessary.

4.
ASSIGNMENT NOTICE TO LICENSEE

4.1.
Upon the execution of this Agreement, the Assignor and the Assignee shall execute a joint written notice to the Licensee in the form set out in Schedule 1 (or in such other form as the Parties may agree) (the "Assignment Notice").

4.2.
The Assignment Notice shall be sent by the Assignor at its own cost to the Licensee within 2 Business Days of the Execution Date:-

(1)
by registered post or courier to the Licensee's address for receiving notice under the License Agreement at Room 201-1, Block 4, 26 Qiuyue Road, Pudong New Area, 201210, Shanghai, PR China (中国上海市浦东新区秋月路 26 号 4 幢 201-1 室，邮编 201210) or at such other address that belongs to the Licensee; or

(2)
by email to the Licensee's email address for receiving notice under the License Agreement at [*****].

4.3.
Service of the Assignment Notice shall be deemed effective upon the earlier of the following:-

Exhibit 99.4

(1)
the delivery under Clause 4.2(1) above is acknowledged by or on behalf of the Licensee or is shown to be successful under any tracking record of postal services or courier services;

(2)
the email was sent pursuant to Clause 4.2(2) above (as recorded on the sender's device) provided no delivery failure notification is received by the sender.

4.4.
The Assignor shall provide evidence to the Assignee of delivery of the Assignment Notice within 2 Business Days of such delivery, and in any event, within 10 Business Days of the Execution Date.

5.
GUARANTEE ASSIGNMENT NOTICE TO GUARANTOR

5.1.
Upon the execution of this Agreement, the Assignor and the Assignee shall execute a joint written notice to the Guarantor in the form set out in Schedule 2 (or in such other form as the Parties may agree) (the "Guarantee Assignment Notice").

5.2.
The Guarantee Assignment Notice shall be sent by the Assignor at its own cost to the Guarantor within 2 Business Days of the Execution Date:-

(1)
by registered post or courier to the Guarantor's address for receiving notice under the License Agreement at Room 201-1, Block 4, 26 Qiuyue Road, Pudong New Area, 201210, Shanghai, PR China (中国上海市浦东新区秋月路 26 号 4 幢 201-1 室，邮编 201210) or at such other address that belongs to the Guarantor; or

(2)
by email to the Licensee's email address for receiving notice under the License Agreement at [*****].

5.3.
Service of the Guarantee Assignment Notice shall be deemed effective upon the earlier of the following:-

(1)
the delivery under Clause 5.2(1) above is acknowledged by or on behalf of the Guarantor or is shown to be successful under any tracking record of postal services or courier services;

(2)
the email was sent pursuant to Clause 5.2(2) above (as recorded on the sender's device) provided no delivery failure notification is received by the sender.

5.4.
The Assignor shall provide evidence to the Assignee of delivery of the Guarantee Assignment Notice within 2 Business Days of such delivery, and in any event, within 10 Business Days of the Execution Date.

6.
ENFORCEMENT

Exhibit 99.4

6.1.
Following the assignment under Clause 2:

(1)
The Assignee shall have the absolute right to demand, sue for, recover and give receipts for the License Fee Payment in its own name without joining the Assignor as a party;

(2)
The Assignee may exercise all rights, powers and remedies available in respect of the Payment Right as if the Assignee were the original party to the License Agreement in respect of the Payment Right;

(3)
The Assignor shall have no right to demand, sue for, recover or give receipts for the License Fee Payment, regardless of whether the Consideration has been paid in full;

(4)
The Assignee shall have the absolute right to demand, sue for, recover and enforce payment from the Guarantor under the Guarantee in respect of the License Fee Payment in its own name without joining the Assignor as a party;

(5)
The Assignee may exercise all rights, powers and remedies available under the Guarantee in respect of the License Fee Payment as if the Assignee were the original beneficiary;

(6)
The Assignor shall have no right to demand, sue for, recover or enforce payment from the Guarantor in respect of the License Fee Payment under the Guarantee, regardless of whether the Consideration has been paid in full.

6.2.
If the Assignee commences any legal proceedings to enforce the Payment Right or the Guarantee Benefit:

(1)
The Assignor shall provide reasonable assistance and cooperation to the Assignee at the Assignee's cost;

(2)
The Assignor shall, if requested by the Assignee, join such proceedings as a party (with the Assignor bearing all costs and holding the Assignee harmless from all liabilities);

(3)
The Assignor shall not settle, compromise or otherwise dispose of any claim relating to the Payment Right and the Guarantee Benefit without the prior written consent of the Assignee;

(4)
The Assignor shall not take any action which may prejudice the Assignee's enforcement of the Payment Right and the Guarantee Benefit;

(5)
The Assignor shall provide copies of the License Agreement, the Guarantee and any related documents to the Assignee upon request.

6.3.
The Assignor's remedy for non-payment of the Consideration is to sue for the

Exhibit 99.4

debt. If the Assignee fails to pay any instalment of the Consideration, the Assignor shall have no right to:

(1)
reclaim, reverse, rescind or terminate the assignment of the Payment Right;

(2)
claim or assert any interest in the Payment Right or the License Fee Payment;

(3)
direct the Licensee to pay all or any part of the License Fee Payment to the Assignor instead of to the Assignee;

(4)
direct the Assignee in the Payee Capacity to pay all or any part of the License Fee Payment to the Assignor instead of to the Assignee;

(5)
interfere with the Assignee's ownership or enjoyment of the Payment Right; or

(6)
take any action against the Licensee in respect of the License Fee Payment.

6.4.
Trust for Entitlements Received by Assignor

(1)
If the Assignor receives any sum consisting of the Accelerated Payment Entitlement or the Compensatory Fee Entitlement (each an “Entitlement”) directly from the Licensee or the Guarantor, such Entitlement shall immediately be held by the Assignor on trust for the Assignee.

(2)
The Assignor shall notify the Assignee in writing within 2 Business Days of receipt and pay such Entitlement to the Assignee in the Payee Capacity within 5 Business Days of receipt.

7.
INDEMNITY

7.1.
The Assignor shall indemnify and hold harmless the Assignee against all losses, damages, costs, expenses, liabilities, claims and demands suffered or incurred by the Assignee arising from or in connection with:

(1)
Any breach by the Assignor of any representation, warranty, covenant or obligation under this Agreement;

(2)
Any defect in the Assignor's title to the Payment Right or the Guarantee Benefit;

(3)
Any third-party claim against the Assignee in respect of the Payment Right or the Guarantee Benefit;

(4)
Any act or omission (including any statement or representation) by the Assignor which adversely affects the License Agreement, the Payment

Exhibit 99.4

Right or the Assignee's ability to receive the License Fee Payment;

(5)
Any act or omission (including any statement or representation) by the Assignor which adversely affects the Guarantee, the Guarantee Benefit or the Assignee's ability to enforce the Guarantee against the Guarantor; and

(6)
Any claim by the Assignor (or any person claiming through the Assignor) to any interest in the Payment Right, the Guarantee Benefit or the License Fee Payment;

(7)
Any amendment, variation, waiver, release or discharge of the Guarantee by the Assignor without the Assignee's consent that affects the License Fee Payment;

(8)
Any breach of Clause 6.4 or any loss arising from the Assignor's failure to hold, account for, or pay any Entitlement to the Assignee or the Assignee in the Payee Capacity for the benefit of the Assignee.

8.
CONFIDENTIALITY

8.1.
Each Party shall keep the terms of this Agreement confidential and shall not disclose them to any third party, except:

(1)
to its professional advisors under duties of confidentiality;

(2)
to the extent required by law, regulation, stock exchange rules or order of a court or regulatory authority (provided that the disclosing Party shall, where reasonably practicable, give the other Party prior notice of such disclosure);

(3)
to the Licensee and the Guarantor to the extent necessary to give effect to or to enforce this Agreement (but excluding the Consideration and payment terms, which shall be redacted from any documents provided to the Licensee or the Guarantor);

(4)
where such information is already in the public domain other than through breach of this Clause 8; or

(5)
to any potential assignee or successor of its rights under this Agreement, under obligations of confidentiality.

8.2.
This Clause 8 shall survive termination of this Agreement indefinitely.

9.
GENERAL PROVISIONS

9.1.
Entire Agreement

Exhibit 99.4

This Agreement (including the Schedules) constitutes the entire agreement between the Parties relating to its subject matter and supersedes all prior agreements, representations and understandings relating thereto.

9.2.
Amendments

No amendment, variation or modification of this Agreement shall be effective unless in writing and signed by or on behalf of each Party.

9.3.
No Waiver

(1)
No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise preclude any further exercise or the exercise of any other right, power or privilege.

(2)
A waiver of any right or remedy under this Agreement or by law is only effective if given in writing.

9.4.
Severability

Each clause or sub-clause of this Agreement shall be distinct and separate and, unless otherwise specified, the invalidity, illegality or unenforceability of any clause or sub-clause shall have no effect on any other clause or sub-clause. If a court or tribunal declares a provision of this Agreement invalid, illegal or unenforceable, the Agreement will be deemed automatically adjusted to the minimum extent necessary to be valid.

9.5.
Rights of Third Parties

The Assignee in the Payee Capacity shall have the right to enforce Clauses 2.4 and 6.4 of this Agreement under the Contracts (Rights of Third Parties) Ordinance (Cap. 623).

9.6.
Costs and Expenses

Each Party shall bear its own costs and expenses incurred in connection with the negotiation, preparation and execution of this Agreement.

9.7.
Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed electronic copy by email or other electronic means shall be effective as delivery of an original executed counterpart.

9.8.
Assignment and Transfer

(1)
The Assignee may assign, transfer or otherwise dispose of its rights under

Exhibit 99.4

this Agreement (including the Payment Right and the Guarantee Benefit) without the consent of the Assignor.

(2)
The Assignor may not assign, transfer or otherwise dispose of its rights or obligations under this Agreement without the prior written consent of the Assignee, save that the Assignor may assign its right to receive payment of the Consideration without such consent.

9.9.
Notices

(1)
Any notice or other communication between the Parties under this Agreement shall be served via the correspondence address or email agreed upon in this Agreement. The correspondence addresses and email of the Parties are set forth below:

If to Assignor:

Maxeon Solar Pte. Ltd.

Correspondence address: 1A INTERNATIONAL BUSINESS PARK, #05-01, SINGAPORE 609933

Attn: [*****]

Email: [*****]

If to Assignee:

Maoxing Holdings Corporation

Correspondence address: No.10, South Haitai Road, Huayuan Industrial Park, Xiqing District, Tianjin, China

Attn: [*****]

Email: [*****]

(2)
A notice or communication shall be deemed to be received:

(a)
if delivered personally, at the time of delivery;

(b)
if sent by registered post, on the second Business Day after posting;

(c)
if sent by courier service, on the date of delivery as confirmed by the courier service; or

(d)
if sent by email, at the time of transmission (as recorded on the sender's device) provided no delivery failure notification is received by the sender.

9.10.
Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Hong Kong.

9.11.
Dispute Resolution

(1)
Any dispute, controversy, or claim arising out of or related to this

Exhibit 99.4

Agreement (including any dispute concerning the existence, validity, interpretation, performance, breach or termination of this Agreement or any dispute regarding non-contractual obligations arising out of or relating to this Agreement) (each a “Dispute”) shall first be resolved by the Parties through friendly consultation. Such consultation shall begin immediately after either party has delivered written notice to the other party to the Dispute requesting such consultation.

(2)
If the Dispute is not resolved within thirty (30) days following the date on which such notice is given, any party (including the Assignor or the Assignee, or the Assignee in the Payee Capacity) has the right to submit the dispute to the Hong Kong International Arbitration Centre (HKIAC) for arbitration in accordance with the HKIAC Administered Arbitration Rules in force when the notice of arbitration is submitted.

(3)
The Parties agree and acknowledge that the right of the Assignee in the Payee Capacity to enforce Clauses 2.4 and 6.4 of this Agreement is subject to this arbitration clause, and the Assignee in the Payee Capacity shall be treated as a party to this arbitration agreement for the purposes of the Contracts (Rights of Third Parties) Ordinance (Cap.623 of the Laws of Hong Kong) and the Arbitration Ordinance (Cap. 609) as regards any dispute between the Assignee in the Payee Capacity and the Assignee (or the Assignor) relating to the enforcement of those payment obligations.

(4)
The seat of arbitration shall be Hong Kong. The arbitral tribunal shall consist of three (3) arbitrators, and the arbitration proceedings shall be conducted in English.

(5)
The arbitral award shall be final and binding on the Assignor and the Assignee and the Assignee in the Payee Capacity (if applicable).

(6)
Unless otherwise provided in the arbitral award, the arbitration fees and reasonable attorney fees, expert fees, travel expenses, and other related expenditures incurred by the prevailing party due to the arbitration shall be borne by the losing party.

9.12.
Language

This Agreement is executed in the English language. If this Agreement is translated into any other language, the English language version shall prevail.

IN WITNESS WHEREOF the Parties have executed this Agreement on the date first written above.

SIGNED by

Maxeon Solar Pte. Ltd.

acting by its authorised signatory:

Exhibit 99.4

/s/ Dmitri Hu

_____________________________

Signature

Name: Dmitri Hu

Title: Chief Financial Officer

Date: March 30, 2026

Exhibit 99.4

SIGNED by

Maoxing Holdings Corporation

acting by its authorised signatory:

/s/ Wang Dewei

_______________________________

Signature

Name: Wang Dewei

Title: Director

Date: March 30, 2026

Exhibit 99.4

SCHEDULE 1

NOTICE OF ASSIGNMENT OF LICENSE FEE PAYMENT

[*****]

Exhibit 99.4

SCHEDULE 2

NOTICE OF ASSIGNMENT OF BENEFIT UNDER GUARANTEE

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